FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Arris Resources Inc.  (the “Company”)

1250 West Hastings St.

Vancouver, BC V6E 2M4

Item 2  Date of Material Change

December 21, 2009

Item 3  News Release

A news release was disseminated via Stockwatch and Market News on December 30, 2009 announcing the name change.  A further news release was disseminated via Stockwatch and Market News on February 11, 2010 announcing a change of address of the head office of the Company.

Item 4  Summary of Material Change

On December 21, 2009 the Company changed its name to RTN Stealth Software Inc. and on February 11, 2010

Item 5  Full Description of Material Change

5.1 Full Description of Material Change

On December 21, 2009, the Company filed a change of name with the BC Corporate Registry and received a certificate of change of name dated December 21, 2009 from the Corporate Registrar.   At the same time, the Company changed its trading symbol to RTN.  The Company is listed on the Canadian National Stock Exchange.

The Company also changed the address on February 11, 2010 from 1250 West Hastings St., Vancouver to  Suite 200- 8338 120th Street, Surrey, BC V3W 3N4.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not confidential.

Item 7  Omitted Information

No information has been omitted.

Item 8  Executive Officer

For further information please contact:

Rana Vig

VP Corporate Operations

200- 8338 120th Street

Surrey, BC V3W 3N4

604-598-0093

Item 9  Date of Report

This report is dated March 19, 2010